UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. ____)*

Under the Securities Exchange Act of 1934

Geo Point Technologies, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

37251M109
(CUSIP Number)

Jeff Jensen 257 East 200 South, Suite 490 Salt Lake City, UT 8411 Telephone: 801-810-4662
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

October 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37251M109
1	Names of Reporting Persons. Gafur Kassymov I.R.S. IDENTIFICATION Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(a) ¨ (b) ¨
3	SEC Use Only
4	Source of Funds (See Instructions) 00-stock for stock transaction
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ¨
6	Citizenship or Place of Organization Kazakhstan
	7	Sole Voting Power 10,000,000
Number of Shares Beneficially Owned by	8	Shared Voting Power --
Each Reporting Person With	9	Sole Dispositive Power 10,000,000
	10	Shared Dispositive Power --
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 33.26%
14	Type of Reporting Person (See Instructions) Individual (IN)

Item 1. Security and Issuer

Common Stock, par value $0.001.

Geo Point Technologies, Inc.
257 East 200 South, Suite 490
Salt Lake City, UT 84111

Item 2. Identity and Background

(a)	The name of the person filing this statement is Gafur Kassymov (“reporting person”);

(b)	The reporting person’s residence address is Kapal St. 144, Taraz City, Kazakhstan.

(c)	The reporting person’s principal occupation or employment is Chairman of the Board (and de facto Operations Manager) of Sinur Oil LLP, a Kazakhstan limited partnership.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)	The reporting person has not, during the last five years, been a party to any civil proceeding requiring disclosure under this item; and

(f)	The reporting person is a citizen of Kazakhstan.

Item 3. Source and Amount of Funds or Other Consideration

On May 7, 2010, the issuer entered into a Share Exchange Agreement (the “Agreement”) with Summit Trustees PLLC, a Utah professional limited liability company (“Summit”), to acquire all of the issued and outstanding stock of GSM Oil Holdings Ltd., a limited liability company organized in Cyprus (“GSM”).  Summit acted for the benefit and on behalf of certain beneficial stockholders of GSM.  On October 28, 2010, the issuer completed the acquisition of all the assets and business of GSM in exchange for 26,808,000 shares of the issuer’s common stock.  Pursuant to the terms of the Agreement, GSM became a wholly owned subsidiary of the issuer, and the GSM shareholders assumed the controlling interest in Geo Point Technologies, Inc.  GSM recently completed the acquisition of Sinur Oil LLP, a limited liability partnership organized in Kazakhstan (“Sinur”), through its wholly owned subsidiary, GSM OIL B.V., a Dutch private company limited by shares.

The primary assets of Sinur include an oil refinery in Karatau, Kazakhstan.  The refinery consists of a main refining stack that has a processing capacity of approximately 2,000 tons of crude oil per month.  The refinery is located on a 4.3 hectare site that contains the refining equipment, storage tanks, administrative buildings, boilers, pumps, a warehouse, and a rail spur.  It is currently operating.  The three main refined products are diesel fuel, gasoline, and mazut, a heating oil.  The issuer intends to continue the business of Sinur.  Mr. Kassymov has been Chairman of the Board (and de facto Operations Manager) of Sinur, and will continue in that capacity.

Item 4. Purpose of Transaction

Mr. Kassymov acquired the shares in the issuer for investment and continued control.  As a result of the transaction, Mr. Kassymov has also been appointed to serve as a director and chairman of the issuer.

Mr. Kassymov has no present plans or proposals that relate to, or are intended to result in, any of the events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D, except as disclosed herein.

Item 5. Interest in Securities of the Issuer

Mr. Kassymov holds 10,000,000 of the 30,065,000 issued and outstanding shares of the issuer’s common stock, which is approximately 33.26%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2010	/s/ Gafur Kassymov
Date	Gafur Kassymov